CUSIP No. 949759104                                          Page 25 of 43 Pages


                                                                       EXHIBIT 9

Institutional Shareholders Services
Thompson Financial

--------------------------------------------------------------------------------
Proxy Analysis:
                                                           WELLS FINANCIAL CORP.

     Ticker: WEFC

     Proxy Contest Meeting: April 18, 2001

     Record Date: March 2, 2001

     Security ID: 949759104 (CUSIP), US9497591043 (ISIN)

--------------------------------------------------------------------------------
                                 MEETING AGENDA
--------------------------------------------------------------------------------
Item Code            Management Proxy (TAN CARD)         Mgt. Rec.     ISS REC.
--------------------------------------------------------------------------------
[]1  M0201     Elect Directors                              For        WITHHOLD
--------------------------------------------------------------------------------
                              Shareholder Proposal
--------------------------------------------------------------------------------
[]2  S0618     Seek Sale of Company/Assets                  Against    AGAINST
--------------------------------------------------------------------------------
                          Dissident Proxy (WHITE CARD)
--------------------------------------------------------------------------------
[]1  M0225     Elect Directors (Opposition Slate)           For        FOR
--------------------------------------------------------------------------------
[]2  S0618     Seek Sale of Company/Assets                  For        AGAINST
--------------------------------------------------------------------------------

     To follow ISS's recommendation, execute your votes on the dissident's WHITE proxy card and discard management's TAN proxy card.

CUSIP No. 949759104                                          Page 26 of 43 Pages



-------------------------------------------------------------------------------
                                FINANCIAL SUMMARY
--------------------------------------------------------------------------------
INCOME STATEMENT SUMMARY             (amounts in millions except per share data)
--------------------------------------------------------------------------------
                                       1998       1999        2000        ACG*
                                       ----       ----        ----        ----
Net Interest Income                   $6.71      $6.80       $6.52      -1.42%

Net Income                             2.48       2.22        1.20     -30.44%

EPS (Basic)                            1.42       1.26        1.41      -0.35%

Dividend                               0.57       0.00        0.00         NMF

------------------------
* Annual Compound Growth
Fiscal Year Ended: December 31
Source: Annual Report

--------------------------------------------------------------------------------
 PERFORMANCE SUMMARY
--------------------------------------------------------------------------------
                                             1-Year    3-Year     5-Year

Total shareholder returns, company             13.8%      0.3%      53.6%

Total shareholder returns, index               11.1%      0.4%     -59.8%

Total shareholder returns, peer group          14.8%     -3.1%      26.2%

------------------------
Source: Bloomberg Business News

-------------------------------------------------------------------------------

     BUSINESS: Unitary bank holding company

     STATE OF INCORPORATION: Minnesota

     ACCOUNTANTS: McGladrey & Pullen

CUSIP No. 949759104                                          Page 27 of 43 Pages


--------------------------------------------------------------------------------
                                  BOARD SUMMARY
--------------------------------------------------------------------------------
                                                  Affiliated      Independent
                                     Insiders      Outsiders       Outsiders
Full Board                               2             1               3
Audit Committee                          0             1               2
Compensation Committee                   0             0               0
Nominating Committee                     0             0               0
--------------------------------------------------------------------------------

     Classified board: Yes                     CEO as chairman: Yes

     Current nominees: 2                       Retired CEO on board: No



     Note: As of March 2, 2001, all officers and directors as a group beneficially owned 12.5 percent of the common stock. As of the same date, PL Capital owned 8.7 percent.


[] Item 1: Elect Directors

     Wells Financial Corp. classifies its six directors into three director classes. This proposal seeks election of two directors for two-year terms expiring in 2003.

     The full board comprises two insiders, one affiliated outsider, and three independent outsiders. The Audit Committee comprises one affiliated outsider and two independent outsiders. There are no standing compensation or nominating committees. Richard Mueller, an affiliated outside director, has served on the board for a period of ten years or more.

     Note: Wells Financial is facing a proxy contest launched by PL Capital, LLC, which holds a stake in 8.8 percent of the company. At the company's 2001 annual meeting, PL Capital is seeking the election of one of its own nominees to the company's six-member board. Wells Financial's board is staggered into three classes, with two director seats open at this year's meeting.

     PL Capital has also submitted a shareholder proposal calling for the company to promptly explore all possible sale transactions, disclose the results of such explorations, and allow shareholders to vote on any firm offers. Concerned that the company has little potential for future growth and that the company's stock has been persistently undervalued by the

CUSIP No. 949759104                                          Page 28 of 43 Pages


     market, PL Capital is advocating the sale of Wells Financial in order to allow shareholders to realize full value for their shares. Since the board has thus far rejected the overtures the company has received, the dissidents are taking the two-pronged approach of seeking the election of their nominee and submission of the nonbinding shareholder proposal.

     Shareholders should note that PL Capital has mounted value enhancement campaigns at several bank and thrift institutions in the past. Since 1996, PL Capital has accumulated five-percent or larger ownership positions in four other savings institutions that were subsequently sold at premiums ranging from 67 percent to 106 percent over the target's closing price on the day prior to PL Capital's initial 13D filing. PL Capital has more recently filed 13Ds on three other public banks and thrifts, one of which added Richard Lashley and another PL Capital principal to its board to settle a proxy contest last year.

     PL Capital estimates that it will spend as much as $20,000 in connection with the proxy contest. The dissidents will seek reimbursement for their expenses.

     Background

     Wells Financial converted from mutual to stock form in 1995, going public at an initial price of $8.00 per share. A traditional thrift with eight branches in southwest Minnesota, the company is headquartered in Wells, Minnesota, a small rural town. The company has branches in six counties.

     Although Wells Financial's stock price grew steadily from 1995 through 1998, over the three years since the company has experienced lackluster growth and tepid shareholder returns. Since achieving a high of $22.00 per share in May 1998, the company's stock steadily declined in value--on the last day of trading before PL Capital's initial 13D filing relating to the dissidents' acquisition of a five-percent stake in the company, Wells Financial's stock closed at $12.38 per share. In the months since the dissidents' July 2000 filing, the stock price has climbed back to the $17.00 to $18.00 range where it is currently trading, apparently on speculation that the company will be sold.

     In this context, a group of outside investors, including PL Capital, began acquiring shares of Well Financial common stock in June 2000. PL Capital believed that the company's stock was undervalued and represented an attractive investment opportunity. At that time, PL Capital was working in conjunction with John Morrison, a Minnesota bank operator with considerable experience buying, selling, and running banks, who had identified Wells Financial as a potentially attractive acquisition. In July 2000, therefore, the PL Capital filed a 13D indicating its desire to meet with management to discuss the possibility of consummating a merger or related transaction.

     Over the next several months, PL Capital and Wells Financial had periodic correspondence and two meetings relating to a possible acquisition by a Morrison-affiliated entity of Wells Financial for between $15.00 and $17.00 a share, payable in cash and/or stock of United Financial, a publicly owned bank in which Morrison holds a 30-percent stake. During the

CUSIP No. 949759104                                          Page 29 of 43 Pages


     same time frame, an out-of-state institution also approached Wells, expressing its desire to acquire the company for a price range that management states fell between $17.00 and $19.00 per share. After retaining a financial advisor to perform a valuation of the company, however, Wells Financial's management concluded that both bids' price range was too low and communicated this fact to Mr. Morrison. The valuation period was approximately 60 days in length, during which time management refused to hold any further substantive discussions with Mr. Morrison. Wells Financial subsequently declined to execute a confidentiality agreement or engage in further substantive discussions with PL Capital, citing PL Capital's meager price range.

     In early 2001, Mr. Morrison divested his Wells Financial stake, selling his shares to PL Capital and ending his participation in the PL Capital. PL Capital remains committed to achieving a sale of the company, however, whether to Mr. Morrison or an alternative bidder. Frustrated by the board's refusal to negotiate with Mr. Morrison and the company's apparent rejection of an overture made by an out-of-state bank in the last several months, the dissidents have mounted this campaign, seeking to gain an independent voice on the board and asking shareholders to approve a nonbinding proposal calling on the board to pursue a sale.

     In evaluating the issues raised by this contest, ISS spoke to Mr. Lashley and John Palmer, principals of PL Capital and to Messrs. Kruse and Moll, Wells Financial's CEO and CFO, respectively, on behalf of management.

     Dissident Position

     PL Capital steadfastly maintains that Wells Financial should be sold. In the wake of Mr. Morrison's departure, Messrs. Lashley and Palmer cast themselves as significant shareholders whose interest is simply to maximize the value of their investment. Based on what they regard as the board's inability or unwillingness to pursue the company's best value enhancement opportunities, the dissidents are seeking the election of one director to provide an independent voice in favor of exploring strategic transactions.

     To support its contention that the company should be sold, PL Capital points to what it views as Wells Financial's faltering financial results and dubious prospects for future growth as a stand-alone entity in its current market area. The dissidents begin by pointing to the company's slow asset growth--when the company converted to stock form in 1995 it had approximately $195 million in total assets, versus $220 million today, reflecting an aggregate increase of 12.8 percent over five years, or 2.4 percent annual compound growth. Deposits grew at a compounded annual rate of approximately two percent over the same period, and actually declined when retained interest on deposits is excluded. The dissidents characterize the company's return on equity as flat to only slightly up (ROE was 7.9 percent in 2000, up from 5.5 percent in 1995) and return on assets as down, at 0.85 percent versus a high of 1.26 percent in 1998.

CUSIP No. 949759104                                          Page 30 of 43 Pages


     Wells Financial's stock price has faltered, too, the dissidents point out, coming in at $15.94 per share on Dec. 31, 2000, or 28 percent of the company's high reached in 1998. Since 1998, the company's stock has trended generally downward, falling as low as $11.00 per share in June 2000, before the filing of the dissidents' first 13D. And the dissidents do not believe that the company's future promises much in the way of improvement. Messrs. Lashley and Palmer believe that Wells Financial's core business is actually contracting, and that the company's status as a traditional thrift (70 percent of deposits are CDs) does not provide a platform for future growth in a market characterized by increasing competition from commercial institutions. While management has recently expanded its agricultural lending, the dissidents view this effort as risky, exposing the company to a potentially deflationary commodity cycle environment. PL Capital believes that the company's best hope has always been to either become a commercial institution itself or to merge with a larger, commercial bank.

     In this context, PL Capital believes that Mr. Morrison's premium bid should have been given closer consideration by the company, as should the $17 to $19 expression of interest tendered by the out-of-state bank. The dissidents now believe that management is unduly opposed to a sale of the company, or at the least is wedded to an unreasonable and unsupportable valuation of the company that precludes the likelihood of management receiving an "acceptable" offer. The dissidents fear that the protracted valuation process engaged in by the company's financial advisor may have been nothing more than a stalling tactic designed to help management avoid discussing a sale of the company. In addition, they question management's unwillingness to execute a confidentiality agreement with the bidders and permit due diligence, which may have allowed Mr. Morrison and the out-of-state bank to sweeten their offers.

     The dissidents conclude that shareholders should elect Mr. Philstrom to Wells Financial's board. Although Mr. Philstrom is an attorney who has worked with Mr. Morrison before, Messrs. Lashley and Palmer point out that Mr. Morrison is no longer a member of their group and that it is not clear whether Mr. Morrison retains any interest in Wells Financial. Therefore, they believe that Mr. Philstrom would constitute a valuable independent voice on the board, who could apply his banking experience to help the incumbents determine the best available transaction for the company. As described previously, the dissidents are also submitting a shareholder proposal calling for the sale of the company.

     Management position

     Management reiterates that it has been and remains interested in fairly priced, bona fide offers to acquire the company. In the eyes of Messrs. Kruse and Moll, however, the offers management has received to date have simply been too low. Management maintains that notwithstanding the dissidents' claims, the company has value and the ability to sustain itself going forward--Wells Financial is the fourth-largest thrift in Minnesota and has traditionally performed well in low-interest rate environments like the one on the horizon. Management also states that the company has performed well over the past year, growing its assets at a rate exceeding its peer group median for each of the five quarters ended Sept.

CUSIP No. 949759104                                          Page 31 of 43 Pages


     30, 2000, and exceeding its peers' return on equity over the same period. While willing to explore bona fide, reasonable bids for the company, therefore, management concludes that there is no pressing need to rush into a transaction, and that the board has an obligation not to indulge lowball offers that is just as compelling as its duty to explore fair bids.

     In any event, management points out that it never adopted a "just say no" stance versus the offers it received to acquire Wells Financial. Instead, management took constructive action to evaluate the bids, hiring an investment banker to value the company and retaining outside counsel to guide the board and management in its consideration of the offers. Mr. Kruse and an independent member of the board met with Mr. Morrison to discuss Mr. Morrison's offer on Oct. 26, at which time management communicated its belief that Mr. Morrison's price range was unacceptable. Management also responded positively to the out-of-state institution's offer, although it was surprised that the other bank was prepared to make a bid so quickly and on the basis of so little previous contact between the parties. At all times, management emphasizes, the company treated the expressions of interest as bona fide.

     Nonetheless, management maintains that the offers received to date are too low to justify further discussions with the offerers. In support of this contention, management cites the conclusions of its investment banker and also points to Sandler O'Neill data on 2000 Midwest thrift transactions. For transactions with a deal value of more than $15 million, the average price to book value was 125 percent and price to earnings per share was 17.7x. Management points out that these ratios suggest an implied value for Wells Financial of more than $22.00 per share, well above the ranges suggested by Mr. Morrison and the competing bidder.

     When asked whether the company considered executing a confidentiality agreement and allowing Mr. Morrison to conduct due diligence that could have justified management's valuation of the company, Messrs. Kruse and Moll responded that they believe due diligence results are generally used to justify a decrease rather than an increase to an original offer. As such, they regarded Mr. Morrison's initial bid as representing the high end of his potential interest--in management's opinion, there was little likelihood that Mr. Morrison would increase his bid to a reasonable level after completion of due diligence. Management also states that executing a confidentiality agreement would deprive the company of all negotiating leverage, since the company would presumably be obligated to deal exclusively with Mr. Morrison for the duration of the agreement.

     Management concludes by reemphasizing that it remains open to fairly priced bids, but believes that the expressions of interest it has thus far received are simply too low. Furthermore, Messrs. Kruse and Moll do not believe that the company's prospects are so bleak as to warrant a "fire sale," and they do not feel an obligation to actively solicit bids for the company at this time. In fact, management believes that the company can continue to perform strongly going forward. The replacement of one of the incumbent directors with the dissident nominee would not be in shareholders' best interests, in management's view. Messrs. Kruse and Moll point out that Mr. Philstrom can be reached by calling a

CUSIP No. 949759104                                          Page 32 of 43 Pages


     Morrison-owned business; therefore, they question the true independence of the dissident nominee.

     Analysis

     As an initial matter, we acknowledge that Wells Financial does not fit the profile of an entrenched management team committed to remaining in office notwithstanding the cost to shareholders. The company's governance profile, on the whole, is fairly benign--the company does not have a poison pill, although the board is classified. Management took the important step of engaging the bidders in a dialogue, and appeared to have had at least some cordial, meaningful contacts with Mr. Morrison and PL Capital. Mr. Kruse's willingness to meet with Mr. Morrison, and to have one of his independent directors in attendance, reflects a commitment to fair consideration of the issues that is commendable and generally reflective of management that is attuned to shareholder interests. Management also engaged a valuation firm whose credibility the dissidents do not question, which is an encouraging sign.

     Nonetheless, when a company receives premium-priced bids from two separate parties, management would be well served to take further steps beyond merely cordial discussions. First, if the offerers come in with price ranges that are too low, management might communicate to those bidders, in general terms, what a good starting price for discussions might be. In addition, management might have benefited from allowing Mr. Morrison to conduct due diligence on the company. Messrs. Moll and Kruse have conceded that they viewed, and continue to view, Mr. Morrison as a legitimate potential buyer of the company. If they believe that the company's value is greater than Mr. Morrison's bid, therefore, they would be well-served to provide Mr. Morrison data to substantiate that valuation. Due diligence offers a convenient forum for the provision of such information. The course management chose to pursue instead--aborting discussions unless and until Morrison returned with a new offer, without providing any guidance as to what an acceptable price range would be--seemed destined to yield the adverse result that did, in fact, occur--Mr. Morrison's retreat and the apparent end, for the moment, of his campaign to buy Wells. While we are sympathetic to management's argument that it cannot and should not let just anyone have access to the company's books, it is reasonable to ask a board to give legitimate interested parties like Mr. Morrison the opportunity to learn more about Wells Financial's hidden value. If Mr. Morrison were to maintain his original offer after conducting due diligence, management would still be able to reject his bid, and could do so knowing that they had explored every opportunity to obtain a fairer price.

     Furthermore, we are not convinced that the range of Mr. Morrison's interest (not to mention that of the out of state institution) is low enough to justify management's decision to cease discussions. Even the low end of Mr. Morrison's expression of interest--$15.00 per share--reflects a premium of
     21.2 percent over Wells' stock price on the last day of trading prior to PL Capital's initial 13D filing, and the $17.00 upper end reflects a 37.4-percent premium. Prior to the dissidents' 13D, the company's stock had not closed at or above $14.00 per share since October 1999. And the last time the company's stock had

CUSIP No. 949759104                                          Page 33 of 43 Pages


     closed at $17.00 per share was November 1998. While we are sensitive to management's concerns that PL Capital is merely a short-term speculator seeking to make a quick profit, it appears that the Morrison bid offers enough of a premium to benefit even long-term shareholders of the company. The $19.00-per-share proposal made by the out-of-state institution, of course, is even more attractive to shareholders, notwithstanding the fact that it falls short of the value management deems sufficient. And while multiples paid in other transactions certainly offer valuable guidance on where Wells Financial should sell, we recognize that the market is the final arbiter of a company's worth. Given Wells Financial's trading range over the past two years, the Morrison bid and the competing offer appear to warrant greater consideration than management has given them thus far.

          Finally, PL Capital is a significant Wells Financial shareholder (albeit a relatively new one) which has a clear interest in increasing shareholder value. PL Capital has an impressive history of bank investments, many of which have yielded subsequent transactions that generated significant premiums to shareholders. And the dissidents are asking for only a single seat on the company's six-member board--an addition that poses only a nominal risk of disruption in return for significant potential benefits. Particularly given the slow reaction of the board to offers made for the company thus far (one of the dissidents' prime complaints about management is that Mr. Kruse and his board may be too "slow moving" in an increasingly fast-paced financial services industry), the addition of Mr. Philstrom could provide a valuable injection of energy to the board while also prompting a revisitation of what a reasonable offer for the company would be. While the incumbent board is majority independent, three of the directors meeting ISS definitions of "independent outsiders" have served on the board for ten years or more and may therefore be less prone to aggressively question management than a newcomer.

         Conclusion

     On the basis of the factors enumerated above, we believe shareholders would be best served by electing the dissident nominee to Wells Financial's board. PL Capital's significant financial stake in the company and its past success at enhancing shareholder value at other banks are points in its favor, and the election of a single new director does not appear to pose a great risk of disrupting the board's deliberations or giving PL Capital undue influence over management. While we believe that management has, in the main, acted responsibly and with an eye to its fiduciary obligation to shareholders in fielding offers for the company, we conclude that the addition of Mr. Philstrom would provide valuable incentive for the company to continue to assess the environment for selling the company. The dissident nominee could also help refine management's thinking on what a fair price for the company would be. While we do not propose to determine a fair price for the company in this analysis, the bids made so far reflect a substantial premium to the company's historical market price that appear to merit, at the least, the continuation of meaningful discussions with the offerors and the execution of agreements that would allow legitimate bidders access to information justifying a higher price.

     - ISS prefers that companies establish separate compensation or nominating committees.

CUSIP No. 949759104                                          Page 34 of 43 Pages


     - ISS prefers that all key board committees include only independent outsiders.

     We recommend WITHHOLDING a vote for Item 1.


     Shareholder Proposal

[] Item 2: Seek Sale of Company/Assets

     PL Capital has submitted this shareholder proposal calling for the prompt sale of the company to the highest bidder. Specifically, the proposal requests that: "(1) the management and board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the company should publicly disclose to stockholders the results of that process, and
     (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board of management feels such offer is sufficient."

     As described above, PL Capital has submitted this proposal in conjunction with its campaign to elect one director to the company's board and as part of its overall campaign to push for the sale of the company. Although we recommend that shareholders vote for the dissident director nominee, however, we do not believe this proposal warrants shareholder support. We are recommending in favor of the dissident director chiefly on procedural grounds--the fact that the board failed to explore aggressively enough two premium-priced offers to acquire the company--and not on the basis of any determination that the company definitively should be sold. We agree with management, in fact, that the board has an obligation to sell only at a fair price, and we further agree that the board must play a crucial role in determining what constitutes fair value and what offers, if any, should be forwarded to shareholders for a vote. While we support the election of a new, independent director to aid the board in its deliberations, we cannot support this proposal, which by its terms would exclude the board from playing any meaningful role in a sale process.

     Our final vote recommendation, therefore, is for shareholders to vote for the dissident nominee to the board and against this nonbinding proposal calling for the sale of the company. We believe that the election of Mr. Philstrom will provided sufficient momentum to the dissident's efforts to ensure that management fully explores sale opportunities, without creating the "fire sale" atmosphere that a shareholder vote in favor of this proposal could potentially create.

     We recommend a vote AGAINST Item 2.


     Dissident Proxy (WHITE CARD)

CUSIP No. 949759104                                          Page 35 of 43 Pages


[] Item 1: Elect Directors (Opposition Slate)

     See discussion above.

     We recommend a vote FOR Item 1.


[] Item 2: Seek Sale of Company/Assets

     See discussion above.

     We recommend a vote AGAINST Item 2.

CUSIP No. 949759104                                          Page 36 of 43 Pages



                            -------------------------

                              Wells Financial Corp.
                              53 First Street, S.W.
                                  P.O. Box 310
                             Wells, Minnesota 56097
                                 (507) 553-3151


     Company Solicitor: D.F. King & Co. (212) 269-5550

     Shareholder Proposal Deadline: November 15, 2001

     This proxy analysis has not been submitted to, or received approval from, the Securities and Exchange Commission. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes.

CUSIP No. 949759104                                          Page 37 of 43 Pages



     Vote Record Form:
     WELLS FINANCIAL CORP.

     Ticker: WEFC

     Proxy Contest Meeting: April 18, 2001           Record Date: March 2, 2001

     Account ID Code:                                Shares Held on Record Date:

     Shares Voted:                                   Date Voted:

--------------------------------------------------------------------------------
                                 MEETING AGENDA
--------------------------------------------------------------------------------
Item Code           Proposals                      Mgt. Rec.  ISS REC. Vote Cast
--------------------------------------------------------------------------------
[]1  M0201   Elect Directors                       For       WITHHOLD
--------------------------------------------------------------------------------
                       Shareholder Proposal
--------------------------------------------------------------------------------
[]2  S0618   Seek Sale of Company/Assets           Against   AGAINST
--------------------------------------------------------------------------------
                      Dissident Proxy (WHITE CARD)
--------------------------------------------------------------------------------
[]1  M0225   Elect Directors (Opposition Slate)      For     FOR
--------------------------------------------------------------------------------
[]2  S0618   Seek Sale of Company/Assets             For     AGAINST
--------------------------------------------------------------------------------